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                         RESOLUTIONS DATED MAY 25, 1995
                  REGARDING ECKO GROUP, INC. SEVERANCE POLICY

                                                                      EXHIBIT 30

RESOLVED, that each exempt employee of Ekco Group, Inc. (the "Company") and its subsidiaries whose employment is terminated, whose duties or responsibilities are substantially diminished, or who is directed to relocate within 12 months after a Change of Control, will receive, in addition to all other severance benefits accorded to similarly situated employees, salary continuation benefits for a period of months after such occurrence, determined by dividing his or her then current yearly salary by $10,000 and rounded to the nearest whole number, limited, however, to a total of twelve (12) months of salary continuation. As used in this policy, a "Change of Control" shall be deemed to have occurred (i) if any "person" (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended), other than the Company or any employee stock plan of the Company is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing fifteen percent (15%) or more of the outstanding Common Stock of the Company; or (ii) ten (10) days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by an "person" of fifteen percent (15%) or more of the outstanding Common Stock of the Company, provided however, that at the conclusion of such ten (10) day period such person has not discontinued or rescinded his intention to make such a tender or exchange offer, or (iii) if during any consecutive twelve (12) month period beginning on or after November 6, 1991, individuals who at the beginning of such period were directors of the Company cease, for any reason, to constitute at least a majority of the Board of Directors of the Company; or (iv) if a merger of or consolidation involving, the Company in which the Company's stock is converted into securities of another corporation or into cash shall be consummated, or a plan of complete liquidation of the Company (whether or not in connection with a sale of all or substantially all of the Company's operating assets) shall be adopted and consummated, or substantially all of the Company's operating assets are sold (whether or not a plan of liquidation shall be adopted or a liquidation occurs), excluding in each case a transaction solely for the purpose of reincorporating the Company in a different jurisdiction or recapitalizing the Company's stock; and

RESOLVED FURTHER, that this policy does not apply to any exempt employee of the Company who is a party to a contractual commitment with the Company which provides him or her with an amount equal to or greater than 12 months salary, severance payment or salary continuation upon his or her termination in the event of a Change of Control; and

RESOLVED FURTHER, that this policy may be rescinded at any time by the Company's Board of Directors serving prior to a Change of Control.